Exhibit 99.1

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: NIC (TSX), PNCKF (OTC BB) Total Shares Outstanding: 67.766 million Fully Diluted: 94.10 million 52-Week Trading Range: C$0.20 - $1.65
– NEWS RELEASE – Pure Nickel Announces Significant New Zone On William Lake Property

TORONTO: June 3, 2008: Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is excited to announce the discovery of a significant new mineralized zone concurrent with the release of its final assay results on its winter drill program at its William Lake Property located in the southern portion of the Thompson Nickel Belt, Central Manitoba.  The most significant hole in the new zone (56 N) was drill hole WL-08-PNI-360b which intersected a sulphidic iron formation having numerous massive sulphide intervals (>75% sulphides) from 402 to 426 m interval. The massive sulphide intervals returned Ni contents ranging from 0.87% to 1.62%, with an average Ni/Cu ratio of 11.8 (unique geochemical signature to Thompson ore deposits).  In addition a massive sulphidic iron formation was intersected in WL-08-PNI-363 eighty (80) metres to the south of 360b, and returned Ni concentrations ranging from 0.28% to 1.31%  with Ni/Cu ratios varying from 3.8 to 10.8 with the higher ratios being more proximal to the overlying ultramafic body.

Highlights of the program include:

•

Hole 360b (56 N) returned 12.15 m of 0.91% Ni, including 7.38 m 1.12% Ni including 3 m of 1.45% Ni.

•

Hole 359 (W 21) 171.8 m of 0.45%  Ni, including 4.96 m of 0.72% Ni.

•

For the first time in the William Lake Trend nickel mineralization was discovered comparable to the styles of mineralization and stratigraphic thicknesses typical to the Thompson Nickel Belt.

“We believe we are on the cusp of a significant new nickel zone. This discovery has the potential to be sizeable as our VTEM survey indicates that there are over 700 meters of strike length of this anomaly untested to the north of drill hole 360b.” said Phillip Mudry, Chief Exploration Consultant to Pure Nickel.

Drilling on zones 56 N and W 21 at William Lake has discovered a significant new “nickel-enriched sulphidic iron formation” (WL-08-PNI-360b) adjacent an ultramafic intrusion that hosts numerous thick disseminated Ni-sulphide intervals (WL-08-PNI-359).  This association and the high Ni/Cu ratios is described by Bleeker (1990) at Inco’s Pipe II and Thompson ore deposit located in the northern portion of the Thompson Nickel Belt (TBN).  The Pure Nickel discovery is the first find of ore-grade and near ore grade Ni-enriched intersections of sulphidic iron formation in the southern extension of the Thompson Nickel Belt.

As seen at the Thompson and Pipe II deposits these type of sulphidic iron formations when “Ni-enriched” can constitute ore and form as much as 50% of the total tonnage of the deposit.  Although most macroscopic characteristics of the Ni-enriched iron formations are similar to those of their low nickel counterparts, Ni grades can range anywhere from slightly above those in the barren sulphides to the maximum grades observed in adjacent massive magmatic sulphides (e.g. 3% Ni at Pipe II and 10-12% Ni at Thompson).

This winter the program encompassed an integrated exploration project that included a total of 7500 meters of diamond drilling and an 1159km of VTEM airborne geophysical survey that identified numerous weak to highly conductive zones some of which where drilled during this program.

 Still to come are additional analyses on the PGE (platinum group elements) contents on existing analyzed samples that return > 0.5% Ni or Cu.  Historical analyses on the William Lake trend returned 9.3g/t Pt, 11.0g/t Pd, 2.1g/t Rh, 2.9g/t Ir and 10.4 g/t Ru (U of T results 43-101 William Lake Technical Report) from a composite sample from one of the zones.

Detailed drill results on the last 7 holes are tabulated below. Intersection length provided is meterage measured down hole not true widths.

Drill Hole	From	To	Core Length	Core Length	Nickel
	(meters)	(meters)	(meters)	(feet)%

WL08-PNI-358	201.93	380.95	179.02	587.33	0.21

WL08-PNI-359	146	317.8	171.8	563.64	0.45
Including	150.4	155	4.96	16.27	0.72
Including	166.44	170.44	4	13.12	0.66
Including	197.1	317.8	120.7	395.99	0.50
Including	229.59	242.44	12.85	42.16	0.66
Including	303.8	317.8	14	45.93	0.67
and	321.8	467.8	146	479.00	0.29

WL08-PNI-360	Failed to reach target

WL08-PNI-360B	402.37	410.57	8.2	26.90	0.86
Including	402.37	404.6	2.23	7.32	1.09
and	414.27	426.42	12.15	39.86	0.91
Including	414.27	421.65	7.38	24.21	1.12
Including	418.11	421.11	3	9.84	1.45
Including	423.78	426.42	2.64	8.66	1.05

WL08-PNI-361	No significant values

WL08-PNI-362	175.12	186.74	11.62	38.12	0.22
and	189.52	229.13	39.61	129.95	0.21
and	229.72	260.33	30.61	100.43	0.20
and	262.75	366.99	104.25	342.02	0.19

WL08-PNI-363	253.31	264.24	10.93	35.86	0.27
and	292.67	302.67	10	32.81	0.21
and	310.75	316.64	5.89	19.32	0.35
and	354.06	360.6	6.54	21.46	0.22
and	363.6	372.09	8.49	27.85	0.40
and	374.09	377.35	3.26	10.70	0.23

Quality Control:

Aurora Geosciences Ltd. of Yellowknife is the project operator for Pure Nickel. Drill core is logged on site by Aurora's geologist. Core is then cut, one half is retained and stored on site for reference, and one half is sent for analysis. QA/QC programs employ the insertion of blanks and CANMET certified reference material at regular intervals as quality control. Additional standards, blanks and duplicate analyses are also employed by the analytical laboratory.

Core samples are delivered to TSL Laboratories Inc. preparation facility in Saskatoon for crushing and pulverizing.  Pulps are geochemically analyzed for nickel, copper, cobalt and sulphur and samples containing over 0.50% copper or nickel are reanalyzed with an assay technique using an aqua regia digestion for both methods. The aqua regia technique generally determines only the soluble sulphide nickel that is present and does not determine the amount of silicate nickel that may be present.

Phillip Mudry, P.Geol. is Chief Exploration Consultant for Pure Nickel Inc. and is the designated Qualified Person (Q.P.) for the William Lake Project. Mr. Mudry is supervising drill hole planning, implementation and quality control/quality assurance programs at the William Lake project for 2008 and is responsible for reviewing the technical disclosure in this press release.

About William Lake:

William Lake is one of the principal properties acquired in the Xstrata Canadian Property purchase by Pure Nickel in July, 2007.  Since the acquisition, the Pure Nickel exploration team has compiled a considerable amount of historical drill and geophysical data, commissioned the 43-101 Technical Report and commenced drilling on high priority target areas of know mineralization from the extensive dataset provided by Xstrata Nickel. The areas of known mineralization on the William Lake property evidenced by historic drill data extends over a distance of 15 kilometers.  William Lake is close to metallurgical processing facilities at Thompson and Flin Flon, Manitoba, is well located adjacent to the major North South all weather highway and is bordered to the east by major regional electrical transmission power lines.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE projects in Canada and Alaska.  The Company’s 2008 exploration program is underway on multiple properties and is fully funded.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  The following are important factors that could cause the Company’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements.  Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group	Pure Nickel Inc.
Jeff Walker	David McPherson
Toll Free: 1-888-221-0915	President & CEO
Email info@howardgroupinc.com	T. (416) 644-0066
Website www.howardgroupinc.com	F. (416) 644-0069
Email: info@purenickel.com
Website: www.purenickel.com